ASSURANCE AND ADVISORY
BUSINESS SERVICES

82-3699

ERNST & YOUNG

Güney Serbest Muhasebeci Mali Müşavirlik A.Ş.
An Affiliated Firm of Ernst & Young International

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Interim Financial Statements Together With Review Report September 30, 2004

TABLE OF CONTENTS

	Page
Report of Independent Auditors	1
Consolidated Balance Sheet	2
Consolidated Income Statement	3
Consolidated Statement of Changes in Equity	4
Consolidated Cash Flow Statement	5
Notes to the Consolidated Financial Statements	6-19

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have reviewed the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company - a Turkish corporation) and its subsidiary (collectively "the Group") as of September 30, 2004 and related consolidated income, changes in equity and cash flow statements for the interim period from January 1, 2004 to September 30, 2004, all expressed in equivalent purchasing power of Turkish lira as of September 30, 2004. These consolidated financial statements are responsibility of the Company's management. Our responsibility is to issue a review report on these consolidated financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion on the accompanying consolidated financial statements.

Based on our review, nothing come to our attention that causes us to believe that the accompanying consolidated financial statements as of and for the nine months period ended September 30, 2004 referred to in the first paragraph above are not presented fairly, in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Board.

As disclosed in Notes 1 and 14 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

Ernst & Young

November 5, 2004
İstanbul,Turkey

CONSOLIDATED BALANCE SHEET
As of September 30, 2004
(Currency -- Billions of Turkish Lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

	Notes	(Unaudited) September 30, 2004	December 31, 2003
ASSETS			
Current assets			
Cash and cash equivalents	3	**270,549**	286,444
Trade receivables, net – third parties	4	**168,375**	145,380
– related parties	14	**238,885**	276,389
Investment securities		**9,466**	36,844
Short-term consumer financing loans	5	**690**	1,294
Inventories, net	6	**219,464**	145,575
Other current assets		**5,980**	1,532
Total current assets		**913,409**	893,458
Non-current assets			
Long-term consumer financing loans		-	12
Available for sale financial assets	7	**11,271**	11,271
Property, plant and equipment, net	8	**560,630**	648,138
Intangibles, net	9	**38,398**	49,385
Other non-current assets		**68**	71
Deferred tax asset	13	**150,724**	145,604
Total non-current assets		**761,091**	854,481
Total assets		**1,674,500**	1,747,939
LIABILITIES AND EQUITY			
Current liabilities			
Short-term bank borrowings, including current portion of long-term bank borrowings	10	**80,910**	93,281
Trade payables – third parties		**113,157**	130,642
– related parties	14	**284,683**	365,229
Taxes payable		**23,045**	19,939
Warranty provision	11	**39,889**	23,423
Accruals and other current liabilities		**48,739**	32,740
Total current liabilities		**590,423**	665,254
Non-current liabilities			
Long-term bank borrowings	10	**188,367**	250,395
Reserve for employment termination benefits	12	**35,858**	32,168
Other non-current liabilities		-	36
Total non-current liabilities		**224,225**	282,599
Shareholders' equity			
Paid-in share capital		**766,812**	766,812
Share premium		**642**	642
Cumulative gain on the hedging		**22,856**	17,253
Legal reserves and accumulated profits		**69,542**	15,379
Total shareholders' equity		**859,852**	800,086
Total liabilities and shareholders' equity		**1,674,500**	1,747,939

The accompanying policies and explanatory notes on pages 6 through 19 form an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the nine months period ended September 30, 2004
(Currency -- Billions of Turkish Lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

	Notes	(Unaudited) For the nine months period ended September 30, 2004	(Unaudited) For the three months period ended September 30, 2004	(Unaudited) For the nine months period ended September 30, 2003	(Unaudited) For the three months period ended September 30, 2003
Net sales		**1,958,935**	545,030	1,504,627	482,433
Cost of sales		**(1,718,832)**	(505,304)	(1,417,907)	(449,822)
Gross Profit		**240,103**	39,726	86,720	32,611
Selling and marketing expenses		**(103,225)**	(24,096)	(67,877)	(22,621)
General and administrative expenses		**(59,691)**	(19,324)	(67,971)	(23,085)
Research and development expenses		**(9,001)**	(2,482)	(9,875)	(3,368)
Other operating income, net		**12,144**	2,116	27,559	15,070
Income / (Loss) from Operations		**80,330**	(4,060)	(31,444)	(1,393)
Financial income / (expense), net		**(17,681)**	(3,655)	(8,759)	15,095
Income/(Loss) Before Provision for Taxes, Monetary Gain / (Loss) and Minority Interest		**62,649**	(7,715)	(40,203)	13,702
Monetary gain / (loss)		**(3,643)**	(10,290)	9,903	(448)
Net Income /(Loss) Before Provision for Taxes and Minority Interest		**59,006**	(18,005)	(30,300)	13,254
Provision for taxes					
- Current	13	**(20,785)**	2,233	(11,386)	(7,921)
- Deferred	13	**15,942**	5,240	10,656	12,413
Minority interest		**-**	-	-	732
Net Income / (Loss)		**54,163**	(10,532)	(31,030)	18,478
Weighted average number (000's) of shares of TL 5,000 each		**90,000,000**	90,000,000	90,000,000	90,000,000
Basic earnings/(loss) per share-in full TL		**602**	(117)	(345)	205

The accompanying policies and explanatory notes on pages 6 through 19 form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the nine months period ended September 30, 2004
(Currency – Billions of Turkish Lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

	Paid-in share capital	Share premium	Cumulative gain / (loss) on the hedging	Legal reserves and accumulated profits / (deficit)	Total
Balance at December 31, 2002	766,812	642	(30,597)	8,458	745,315
Gain on the hedging	-	-	77,212	-	77,212
Net loss for the period	-	-	-	(31,030)	(31,030)
Balance at September 30, 2003	**766,812**	**642**	**46,615**	**(22,572)**	**791,497**
Balance at December 31, 2003	766,812	642	17,253	15,379	800,086
Gain on the hedging	-	-	5,603	-	5,603
Net income for the period	-	-	-	54,163	54,163
Balance at September 30, 2004	**766,812**	**642**	**22,856**	**69,542**	**859,852**

The accompanying policies and explanatory notes on pages 6 through 19 form an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the nine months period ended September 30, 2004
(Currency -- Billions of Turkish Lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

	(Unaudited) September 30, 2004	(Unaudited) September 30, 2003
Cash flows from operating activities		
Net income /(loss) before monetary gain/ (loss), provision for taxes and minority interest	**62,649**	(40,203)
Adjustments for-		
Depreciation and amortization	**123,624**	137,778
Provision for employment termination benefits	**8,154**	4,329
Decrease in deferred income	**-**	(1,083)
Interest expense	**9,984**	4,197
Warranty provision	**29,572**	22,103
Loss on sale of fixed assets	**4**	59
Operating income before working capital changes	**233,987**	127,180
Net working capital changes in-		
Trade receivables	**(21,849)**	63,210
Other current assets	**(4,679)**	18,475
Inventories	**(73,890)**	(51,577)
Consumer financing loans	**516**	24,663
Other non-current assets	**(4)**	1,294
Trade payables	**(57,066)**	(57,652)
Accruals and other current liabilities	**19,197**	12,610
Taxes payable	**(16,334)**	7,004
Other non-current liabilities	**(34)**	(84)
Interest paid	**(12,747)**	(20,226)
Employment termination benefits paid	**(1,727)**	(1,166)
Warranty expense paid	**(10,729)**	(8,877)
Net cash provided by operating activities	**54,641**	114,854
Cash flows from investing activities		
Investment securities	**24,777**	(20,900)
Purchase of property, plant, equipment and intangibles	**(25,184)**	(18,968)
Proceeds from sale of property, plant, equipment	**51**	394
Net cash used in investing activities	**(356)**	(39,474)
Cash flows from financing activities		
Proceeds from short-term bank borrowings	**38,356**	(19,079)
Repayment of bank borrowings	**(81,744)**	(26,223)
Net cash used in financing activities	**(43,388)**	(45,302)
Net effect of monetary loss on cash and cash equivalents	**(26,792)**	(24,162)
Net change in cash and cash equivalents	**(15,895)**	5,916
Cash and cash equivalents at the beginning of the period	**286,444**	177,146
Cash and cash equivalents at the end of the period	**270,549**	183,062

The accompanying policies and explanatory notes on pages 6 through 19 form an integral part of the consolidated financial statements.

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company - Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company, which is a member of Koç Holding and Fiat Group, also manufactures various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa.

The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat cars. Furthermore, in 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo model light commercial vehicles in Turkey.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding or Fiat.

For the purpose of the consolidated financial statements, the Company and its consolidated Subsidiary (KFK) are referred to as "the Group".

The Company's fiscal year ends on December 31. However, since the Company is listed in ISE, it has to file quarterly financial statements. The accompanying interim financial statements represents the results of the third quarter of 2004.

The consolidated financial statements were authorized for issue on November 5, 2004 by the management of the Group. Certain regulatory bodies have the power to amend the statutory financial statements after their issue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared based on the historical cost convention.

The Company and its subsidiary maintains its books of account and prepare its statutory financial statements in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the Turkish Capital Market Board (CMB), Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The consolidated financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications mainly related to the restatement for changes in the general purchasing power of the Turkish lira, accounting for deferred taxation, employee termination benefits and cash flow hedges, for the purpose of fair presentation in accordance with IFRS. Effective from 2003 year-end, the Group is filing its IFRS financial statements with the CMB and ISE.

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Currency and Reporting Currency

Measurement currency of the Group is Turkish Lira (TL). The restatement for the changes in the general purchasing power of TL as of September 30, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies").

Such index and conversion factors as of September 30, 2004 are given below:

Dates	Index	Conversion Factors
September 30, 2002	6,024.6	1.339
December 31, 2002	6,478.8	1.246
September 30, 2003	7,173.3	1.125
December 31, 2003	7,382.1	1.093
September 30, 2004	8,069.7	1.000

The main guidelines for the above mentioned restatement are as follows:

- The financial statements of prior year, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the date of the financial statements of that year/period are restated in their entirety to the measuring unit current at September 30, 2004.
- Monetary assets and liabilities reported in the consolidated balance sheet as of September 30, 2004 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.
- The inflation adjusted share capital was derived by indexing cash contributions, transfers from statutory retained earnings and income from sale of investments and property, transferred to share capital from the date they were contributed.
- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity (except for the statutory revaluation adjustment which is eliminated) are restated by applying the relevant conversion factors.
- The effect of general inflation on the net monetary position is included in the income statement as monetary gain/(loss).
- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortisation, gain or loss on disposal of non-monetary assets.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Consolidation

In 2002, the Company has acquired 51% of total shares of Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK – the Subsidiary) from Fiat Group, nominal value of which were TL 15,300 billion, at a price of USD 51. On July 31, 2002 the Company has transferred TL15,000 billion (in historical terms) to cover the accumulated deficit of KFK. In 2003, the Company has acquired the remaining 49% of total shares of KFK at a price of USD 49. The major activity of KFK is to provide consumer finance services to the customers purchasing vehicles produced or imported by the Company. The financial statements of KFK have been consolidated with the financial statements of the Company.

The purchase method of accounting is used for acquired business. During the consolidation of the subsidiary, the equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Going Concern

The consolidated financial statements are prepared in accordance with the going concern principles. In March 2001, KFK had ceased organizing consumer-financing campaigns due to the volatility in the Turkish finance sector and has not yet begun organizing consumer-financing campaigns. As at September 30, 2004, KFK has an accumulated deficit of TL 72,075 billion in its individual financial statements. Such deficit has resulted primarily from operating expenses related to the service provided by KFK, from the provision for loan losses and from foreign exchange losses. Due to this fact, the Group has fully provided for the carrying value of the goodwill at September 30, 2004, on the grounds that the goodwill is impaired.

Significant Accounting Policies

There is no significant change in the accounting policies applied during the preparation of the IFRS financial statements as of September 30, 2004, compared to those of December 31, 2003.

3. CASH AND CASH EQUIVALENTS

	September 30, 2004	December 31, 2003
Cash on hand	**49**	43
Cash at banks		
- Time deposits	**257,932**	263,649
- Demand deposits	**12,626**	22,790
Payment orders	**(59)**	(39)
Other cash equivalents	**1**	1
Total cash and cash equivalents	**270,549**	286,444

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

3. CASH AND CASH EQUIVALENTS (continued)

The breakdown of time deposits are as follows;

	September 30, 2004		December 31, 2003	
	Amount (TL Equivalent)	Effective interest rate per annum	Amount (TL Equivalent)	Effective interest rate per annum
Cash and cash equivalents				
Denominated in TL	**147,713**	**20%-25%**	199,373	26%-29%
Denominated in USD	**8,031**	**2.25%-2.85%**	749	2.25%
Denominated in EUR	**102,188**	**2.75%-2.85%**	63,527	2.25%-2.75%
Total	**257,932**		263,649	

As of September 30, 2004 the maturities of time deposits are less than three months (December 31, 2003-less than two months).

4. TRADE RECEIVABLES, net

As of September 30, 2004 and December 31, 2003, trade receivables related to sales to third parties are as follows:

	September 30, 2004	December 31, 2003
Receivables related to sales to third parties	**168,800**	146,224
Less: Unearned interest	**(425)**	(844)
Total trade receivables – third parties	**168,375**	145,380

5. SHORT-TERM CONSUMER FINANCING LOANS

	September 30, 2004	December 31, 2003
Turkish Lira loans	**88**	460
Foreign currency indexed loans	**-**	8
Non-performing loans	**2,940**	3,655
Total	**3,028**	4,123
Provision for loan impairment	**(2,338)**	(2,829)
Total short-term consumer financing loans	**690**	1,294

As of September 30, 2004, TL loans originated by the Company bear average interest rates ranging between 2.35% and 5.91% per month (December 31, 2003 – 2.35%-5.91%). The interest rates for foreign currency indexed loans were between 1.3%-2%. (December 31, 2003 – 1.3%-2%).

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

6. INVENTORIES, net

	September 30, 2004	December 31, 2003
Raw materials, net of reserve for obsolescense of TL 335 (2003 – TL 315)	**69,177**	32,931
Work-in-process	**38,273**	33,667
Finished goods, net of reserve for obsolescense of TL 820 (2003 – TL 702)	**26,425**	20,004
Spares and supplies	**18,906**	16,927
Merchandises (imported vehicles)	**35,871**	12,779
Goods-in-transit	**4,192**	561
Advances given	**26,620**	28,706
Total inventories	**219,464**	145,575

7. AVAILABLE FOR SALE FINANCIAL ASSETS

As of September 30, 2004 and December 31, 2003, the available for sale financial asset of the Group comprised the following:

	Shareholding Interest %	Amount
Entek Elektrik Üretimi A.Ş.	**14.00**	**11,271**
Total		**11,271**

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

8. PROPERTY, PLANT AND EQUIPMENT (PP&E), net

	Land, Land Improvements and Buildings	Leasehold Improvements	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Advances and Construction in Progress	Total
At December 31, 2003, net of accumulated depreciation	100,862	3,770	222,669	278,110	31,890	7,564	3,273	**648,138**
Additions	-	-	-	-	54	396	24,465	**24,915**
Disposals	-	-	-	-	-	(118)	-	**(118)**
Accumulated depreciation of disposals	-	-	-	-	-	63	-	**63**
Depreciation charge for the period	(4,480)	(114)	(37,542)	(60,876)	(7,058)	(2,298)	-	**(112,368)**
At September 30, 2004, net of accumulated depreciation	**96,382**	**3,656**	**185,127**	**217,234**	**24,886**	**5,607**	**27,738**	**560,630**
At September 30, 2004								
Cost	256,459	3,900	889,791	936,404	178,278	27,277	27,738	**2,319,847**
Accumulated depreciation	(160,077)	(244)	(704,664)	(719,170)	(153,392)	(21,670)	-	**(1,759,217)**
Net carrying amount at September 30, 2004	**96,382**	**3,656**	**185,127**	**217,234**	**24,886**	**5,607**	**27,738**	**560,630**

The cost of fully depreciated property and equipment still in use amounts to TL 883,397 billion (December 31, 2003 – TL 759,915 billion).

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

9. INTANGIBLES, net

	Licence Fee and R&D	Others	Total
At December 31, 2003, net of accumulated amortisation	47,500	1,885	**49,385**
Additions	-	269	**269**
Depreciation charge for the year	(10,349)	(907)	**(11,256)**
At September 30, 2004, net of accumulated amortisation	**37,151**	**1,247**	**38,398**
At September 30, 2004			
Cost	136,351	14,545	**150,896**
Accumulated depreciation	(99,200)	(13,298)	**(112,498)**
Net carrying amount at September 30, 2004	**37,151**	**1,247**	**38,398**

The Company has fully provided a reserve for impairment in the carrying value of goodwill arising from the acquisation of KFK amounting to TL 3,924 billion at September 30, 2004 (December 31, 2003 – TL 3,924 billion).

10. BANK BORROWINGS

	September 30, 2004		December 31, 2003	
	Amount (TL Equivalent)	**Effective interest rate per annum**	Amount (TL Equivalent)	Effective interest rate per annum
Short-term bank borrowings				
Short-term bank borrowings – TL	**24,872**	**%15-%18**	32,298	%18-%30
Accrued interest	**1,010**		1,489	
Total	**25,882**		33,787	
Current portion of long term bank borrowings				
Current portion of long term bank borrowings – EUR	**53,812**	**3.09%**	55,626	%3.05
Current portion of long term bank borrowings – TL	**52**		26	
Accrued interest	**1,164**		3,842	
Total	**55,028**		59,494	
Total short-term bank borrowings including current-portion of long-term bank borrowings	**80,910**		93,281	

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

10. BANK BORROWINGS (continued)

	September 30, 2004		December 31, 2003	
	Amount (TL Equivalent)	**Effective interest rate per annum**	Amount (TL Equivalent)	Effective interest rate per annum
Long-term bank borrowings				
Long-term bank borrowings - EUR	**188,341**	**3.09%**	250,315	%3.05
Long-term bank borrowings – TL	**26**	**-**	80	-
Total	**188,367**		250,395	

The repayment schedule, as translated with the exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows :

Years	2004
2006	**53,838**
2007	**53,812**
2008	**53,812**
2009	**26,905**
Total	**188,367**

The Group has obtained a long-term loan from ABN Ambro Bank B.V. (as of September 30, 2004. The outstanding balance of such loan is Euro 131,237 thousand (2003- Euro 160,400 thousand)) in order to finance its investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

11. WARRANTY PROVISIONS

The movement of warranty provision during the nine months period ending September 30, 2004 is as follows;

Balance at January 1, 2004	Monetary Gain	Utilized in 2004	Net provision for 2004	**Balance at September 30, 2004**
23,423	(2,377)	(10,729)	29,572	**39,889**

12. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical TL 1,575 million and TL 1,390 million at September 30, 2004 and December 31, 2003, respectively) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

12. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (continued)

The principal actuarial assumptions used at the balance sheet dates are as follows :

	2004	2003
Discount rate (per annum)	**6%**	6%

Movements in reserve for employment termination benefits during the nine months period ending September 30, 2004 are as follows:

January 1, 2004	32,168
Charge for the year	8,154
Payments	(1,727)
Monetary gain	(2,737)
September 30, 2004	35,858

13. TAXATION

Current Taxes

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkish Republic. Tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month (2003 - 3 installments). Tax returns are filed individually by the corporations as there is no consolidated tax return in Turkey.

The effective corporation tax rate is 30% for 2003 earnings. Only for the year 2004 the corporation tax will be calculated at 33% and afterwards it will be 30%.

Effective from April 24, 2003, income from 2002 and prior years will not be subject to withholding taxes if it is undistributed, is transferred to share capital or is distributed to resident tax-paying corporations. Where profits are distributed to resident taxpaying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non-resident corporations, to non-resident real persons and to those who are exempt from income tax, a 10% withholding tax is applied. However profit distributions up to December 31, 2003 shall be subject to an effective tax rate of 11% due the continuation of the fund levy until that date. On the other hand, profit distributions on income from 2002 and prior years which had been exempt from corporation tax and income which had been subject to 19.8% withholding tax due to investment incentive certificates obtained based on applications made prior to April 24, 2003 will not be subject to withholding tax.

Investment deductions made as a result of owning investment incentive certificates for which application was made prior to April 24, 2003, and unused investment deductions carried forward from previous periods due to insufficient taxable profits, will be subject to a 19.8% withholding tax.

The tax legislation provides for a temporary tax of 30% to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final tax liability for the year. However, the temporary taxes for the year 2004 will be calculated and paid at the rate of 33%.

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

13. TAXATION (continued)

In 2003 and prior years corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting. Effective January 1, 2004, taxable income will be derived from the financial statements, which are adjusted for inflation adjustment. Accumulated earnings arising from the first application of inflation accounting on December 31,2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductable for tax purposes. Moreover, accumulated tax loss carryforwards related with 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. As of September 30, 2004 the accumulated statutory tax loss carry forward of the Subsidiary amounted to TL 28,101 billion (December 31, 2004 – 27,634 billion in historical terms). The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of September 30, 2004, the Group has TL1,175,824 billion (in historical terms, December 31, 2003 – TL 1,171,638 billion) of unused investment allowances that will be used in future years. Such investment allowances can be carried forward by the Group indefinitely.

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of September 30, 2004 is as follows :

Net income before provision for taxes and minority interest	59,006
Income tax credit at 33%	(19,472)
Effect of investment allowances	11,134
Effect of restatement of non-monetary items in accordance with IAS 29	5,342
Allowance for deferred tax asset of KFK	(215)
Effect of gain on the hedging accounted under equity	(1,632)
Tax charge	(4,843)

Deferred Taxes

The breakdown of temporary differences and the resulting deferred tax assets of Tofaş (excluding the Subsidiary with no deferred tax asset or liability) as of September 30, 2004 and December 31, 2003, using the expected future tax rates (effective rates), were as follows :

	Cumulative temporary differences (historical)		Deferred tax assets/ (liabilities) (historical)	
	September 30, 2004	December 31, 2003	**September 30, 2004**	December 31, 2003
Warranty provision	**(39,899)**	(21,430)	**11,970**	7,072
Employment termination benefits reserve	**(35,813)**	(29,417)	**10,744**	8,825
Restatement of depreciable property, plant and equipment and intangibles in accordance with IAS 29	**(8,362)**	28,880	**2,509**	(8,663)
Cumulative gain on the hedging	**(17,582)**	(12,142)	**5,274**	3,643
Others	**(890)**	(1,155)	**293**	380
Investment allowances carried forward	**(1,175,824)**	(1,171,638)	**119,934**	121,894
Total	**(1,278,370)**	(1,206,902)	**150,724**	133,151
Restated in equivalent purchasing power at September 30, 2004			**150,724**	145,604

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

13. TAXATION (continued)

The deferred tax asset related to cumulative gain on the hedging amounting to TL 5,274 billion was accounted under equity.

The movement of deferred tax account of Tofaş is as follows:

Deferred tax asset at January 1, 2004	145,604
Deferred tax charge for the year	15,942
Amount accounted under equity	1,631
Monetary loss	(12,453)
Deferred tax assets at September 30, 2004	150,724

At September 30, 2004 and December 31, 2003, the temporary differences, for which KFK did not recognized the deferred tax assets amounts to, TL 28,364 and TL 27,648, respectively (historical).

14. RELATED PARTY BALANCES AND TRANSACTIONS

For the purpose of the consolidated financial statements, Fiat Group, Koç Holding and the companies identified by the Group and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related parties. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families.The Group enters into transactions with related parties in the normal course of business on an arm's-length basis.

The major balances with related companies at September 30, 2004 and December 31, 2003 and a summary of the major transactions with related companies for the years then ended are shown below :

Included in trade receivables from related parties	**September 30, 2004**	December 31, 2003
Fiat	**179,380**	198,659
Koç Group dealers	**59,272**	70,880
Others	**819**	8,453
	239,471	277,992
Less: Unearned interest	**(586)**	(1,603)
Total trade receivables from related parties, net	**238,885**	276,389

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

14. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Included in trade payables to related parties	September 30, 2004	December 31, 2003
Fiat	**275,095**	338,826
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako)	**3,913**	8,048
Comau S.p.A.	**114**	118
Others	**6,229**	19,424
	285,351	366,416
Less: Unearned interest	**(668)**	(1,187)
Total trade payables to related parties, net	**284,683**	365,229

Included in accruals and other current liabilities	September 30, 2004	December 31, 2003
Fiat	**17,738**	19,956
Comau S.p.A.	**-**	1,050
Others	**953**	952
Total	**18,691**	21,958

Sales

Major net sales to related companies, during the nine months periods ended September 30, 2004 and 2003, are as follows :

	September 30, 2004	September 30, 2003
Fiat	**841,566**	904,096
Koç Group dealers	**314,952**	237,977
Others	**6,612**	5,768
Total	**1,163,130**	1,147,841

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

14. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Purchases

Major material, fixed assets and service purchases from related companies, during the nine months periods ended September 30, 2004 and 2003, are as follows :

Domestic Purchases	September 30, 2004	September 30, 2003
Powertrain Mak. San. Ve Tic. Ltd Şti.	**30,674**	48,499
Mako	**42,074**	34,430
Entek Elektrik Üretimi A.Ş.	**8,407**	9,548
Döktaş Dökümcülük San. ve Tic. A.Ş.	**3,305**	5,762
Ram Sigorta Aracılık A.Ş.	**3,106**	3,797
Others	**30,997**	21,767
Total	**118,563**	123,803

	September 30, 2004		September 30, 2003	
Foreign Purchases	Materials and Services	Fixed Assets	Materials and Services	Fixed Assets
Fiat	**902,880**	-	622,919	175
Kofisa S.A.	**2,202**	-	4,834	1,840
Others	**5,606**	-	2,803	201
Total	**910,688**	-	630,556	2,216

Interest and other income from related parties, during the nine months period ended with September 30, 2004 amounted to TL 34,664 billion (September 30, 2003-TL 12,220 billion)

Interest and other charges from related parties, during the nine months period ended with September 30, 2004 amounted to TL 195 billion (September 30, 2003-TL 1,828 billion)

During the nine months period ended September 30, 2004 total research and development expense, technical assistance and service fee charges by the Group to Fiat amounted to TL3,984 billion (September 30, 2003 – TL4,227 billion).

Salaries and similar benefits paid to the top management (21 people-including the members of the Board of Directors (September 30, 2003 – 22 people)), amounted to TL2,878 billion (September 30, 2003 – TL2,838 billion).

(Currency – Billions of Turkish lira in equivalent purchasing power at September 30, 2004 unless otherwise indicated)

15. COMMITMENTS AND CONTINGENCIES

Bank letters of guarantee

As of September 30, 2004, the outstanding bank letters of guarantee provided by banks to the Group and given to the customs authorities and governmental institutions amounted to TL 37,590. (December 31, 2003 – TL 49,504).

Litigations

As of September 30, 2004, the total amount of outstanding legal claims brought against the Group is TL 1,925 (December 31, 2003 – TL 1,791). Furthermore, there are 3 (December 31, 2003-6) legal suits being held against the Group for product replacement. The Group has reflected a reserve amounting TL 303 (December 31, 2003 – TL 269) in the consolidated financial statements for such legal suits against the Group.